BANNIX ACQUISITION CORP.

300 Delaware Avenue, Suite 210 #301

Wilmington DE 19801

February 14, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Kathleen Krebs & Matthew Derby

Re:                   Bannix Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A Filed February 6, 2025

File No. 001-40790

Ms. Krebs and Mr. Derby:

The following responses address the comments of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated February 14, 2025 (the “Comment Letter”) relating to the preliminary proxy statement on Schedule 14A of Bannix Acquisition Corp. (the “Company” or “Bannix”).

For the Staff’s convenience, the Staffs’ comments have been stated below in their entirety, followed by the corresponding responses from the Company.

Preliminary Proxy Statement on Schedule 14A Risk Factors

Nasdaq may delist our securities from trading on its exchange..., page 11

1.	Please update this risk factor to include recent developments regarding notices the company has received from Nasdaq regarding non-compliance with listing requirements that could lead to delisting of the company’s securities. For example, disclose the September 13, 2024 notice from Nasdaq that the company’s securities are subject to delisting due to non-compliance with Nasdaq Listing Rule IM-5101-2 requiring the company to complete a business combination within 36 months of the effectiveness of the IPO registration statement. Disclose when you filed an appeal of this determination to Nasdaq’s Hearing Panel, the hearing date, whether the hearing has been held, and if so, the results of the hearing. In addition, expand your disclosure of the potential consequences of being delisted to include that the company may no longer be attractive as a merger partner because it is no longer listed on an exchange, any potential impact on the company’s ability to complete an initial business combination, and any impact on securities holders due to your securities no longer being considered “covered securities.”

Response

We acknowledge the Staff’s comment regarding the disclosure of recent Nasdaq notices related to the Company’s compliance with listing requirements.

In response to Comment 1, we have revised the Risk Factor section on page 11 and 12 of the Preliminary Proxy Statement on Schedule 14A to include the updated disclosure.

General

2.	It appears that you intend to solicit shareholders to extend the deadline to consummate a business combination transaction from March 14, 2025 to June 14, 2025 despite other disclosures indicating the current termination date is 36 months from the closing of the company’s IPO and that you intend to extend the deadline to 54 months from the closing of the company’s IPO, or March 14, 2026. If you intend to extend the deadline to June 14, 2025, then revise your disclosure on pages 2, 5 11, 12, 15, 27, A- 1 and B1 so that it is clear that:

•	the current termination date is March 14, 2025, which is 42 months from the closing of the company’s IPO; and

•	the proposed extended date is June 14, 2025, which is 45 months from the closing of the company’s IPO.

Response

The Company’s charter, as amended, currently provides that the Company must close its business combination by March 14, 2025. Following the Company’s hearing with the Nasdaq Panel, the Panel provided that the Company must complete the Business Combination by March 12, 2025. As such, throughout the proxy, when discussing the charter, we reference the March 14, 2025 date but when referencing the Nasdaq extended date in the revised risk factor discussed in comment 1 above we reference the date of March 12, 2025.

In response to this comment, we updated pages 2, 5, 11, 12, 15, 27, A-1, and B-1 to clearly reflect that the new termination date as per the charter is June 14, 2025 or 45 months from the IPO.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-902-6567 if you have any questions or comments. Thank you.

Sincerely,

Douglas Davis, CEO

cc:	Stephen M. Fleming, Esq.